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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 31 2017
Washington DC
408

SEC FILE NUMBER
8-19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/16 AND ENDING 05/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOEVER GLASS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Carrigg (212) 952 1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horworth LLP
(Name – *if individual, state last, first, middle name*)

488 madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 JUL 31 AM 1:49
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2018

Michael F. Carrigg
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

CONFIDENTIAL PURSUANT TO
SEC RULE 17a-5(e)(3)

YEAR ENDED MAY 31, 2017

STOEVER, GLASS & CO., INC.
FOR THE YEAR ENDED MAY 31, 2017
Confidential

Table of Contents

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stoever, Glass & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Stoever, Glass & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Stoever, Glass & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of Stoever, Glass & Co., Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Crowe Horwath LLP

New York, New York
July 27, 2017

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2017
Confidential

ASSETS

Cash	$ 479,244
Securities owned, at fair value	17,900,115
Interest receivable	187,728
Prepaid income taxes	20,000
Due from affiliates	226,182
Furniture, fixtures, and equipment (net of accumulated depreciation of $492,439)	41,051
Due from shareholder and employees	377,625
Other assets	174,614
TOTAL ASSETS	$ 19,406,559

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 3,719,013
Due to clearing broker	7,419,305
Accounts payable and accrued expenses	265,692
Loan payable to stockholder	1,075,000
Total liabilities	12,479,010
Commitments and contingencies (Notes 3, 4 and 6)	
Stockholders' equity:	
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	4,975,836
Retained earnings	1,946,713
Total stockholders' equity	6,927,549
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,406,559

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2017
Confidential

Revenues:	
Principal transactions	$ 7,265,352
Interest income	1,208,352
Other	37,372
Total revenues	8,511,076
Expenses:	
Salaries, commissions and employee benefits	4,590,163
Occupancy and utilities	405,547
Clearance charges	412,387
Interest	965,330
Regulatory fees and expenses	85,825
Advertising	214,173
Equipment rental	139,878
Dues and subscriptions	367,695
Employment agency fees	136,596
Outside services	198,577
Depreciation	15,633
Other expense	481,127
Total expenses	8,012,931
Net Income	$ 498,145

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2017
Confidential

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - beginning	$ 5,000	$ 4,606,524	$ 1,448,568	$ (215,180)	$ 5,844,912
Net Income	-	-	498,145	-	498,145
Sale of Treasury Stock	-	369,312	-	215,180	584,492
BALANCE - ENDING	$ 5,000	$ 4,975,836	$ 1,946,713	$ -0-	$ 6,927,549

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2017
Confidential

Cash flows from operating activities:	
Net Income	$498,145
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	15,633
Changes in assets and liabilities:	
Securities owned	2,208,229
Prepaid income tax	61,666
Interest receivable	138,356
Due from affiliates	8,064
Other assets	(270,900)
Securities sold, not yet purchased	(2,286,232)
Accounts payable and accrued expenses	(7,834)
Due to clearing broker	(782,304)
Total adjustments	(915,322)
Net cash used in operating activities	(417,177)
Cash used in investing activities:	
Purchase of furniture, fixtures, and equipment	(22,280)
Cash flows from financing activities:	
Sale of Treasury Stock to stockholder	584,492
Repayments of loan to stockholder	(325,000)
Net cash provided by financing activities	259,492
Net decrease in cash	(179,965)
Cash - beginning	659,209
CASH - ENDING	$ 479,244
Supplemental disclosures of cash flow information:	
Interest paid	$ 965,330
Income taxes paid	$ 0

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions

Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur.

Interest Income:

Interest income is recorded when earned from investment assets held on an accrual basis.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2017.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. DUE TO CLEARING BROKER

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposit with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate. Interest expense incurred was approximately $911,000 for the year ended May 31, 2017.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2017:

Equipment	$ 405,189
Furniture and fixtures	128,301
	533,490
Less accumulated depreciation	(492,439)
Furniture, fixtures and equipment, net	$ 41,051

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from one office in New York and a branch office in Florida that are leased under non-cancelable operating leases expiring on July 31, 2017 in New York and October 31, 2018 in Florida. The New York lease is currently under negotiation. At May 31, 2017, future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31,	
2018	$155,525
2019	6,376
	$ 161,901

Rent expense, including utilities, under the leases amounted to $405,547 during the year ended May 31, 2017.

Litigation

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial statements.

NOTE 7. INCOME TAXES

The Company's income tax provision (benefit) for the year ended May 31, 2017 consists of the following:

Federal	
Current	$ -
Deferred	135,298
	135,298
State and Local	
Current	-
Deferred	152,398
	152,398
Change in valuation allowance	(287,696)
	$ -

The components of the deferred income taxes as of May 31, 2017 are as follows:

Deferred income tax asset:	
Net operating loss carry forwards	$2,390,310
Charitable contributions carryforward	725
Deferred income tax liability:	
Fixed asset depreciation	(1,472)
Valuation allowance	(2,389,563)
Net deferred tax asset (liability)	$ -

The Company estimates that it has federal net operating loss carryforwards of approximately $6,575,000, which will begin to expire in 2033 if not utilized. The Company also has state and local net operating loss carryforwards in excess of $2,200,000 for each jurisdiction, which will begin to expire in 2033 if not utilized.

In addition, no benefit from income taxes has been recorded due to the uncertainty of the realization of any tax benefits. Specifically, the tax benefits associated with the Company's net operating loss for income tax purposes has been reserved by the recording of a full valuation allowance at May 31, 2017.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for tax years before 2013.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 8. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management. Management has determined that no contributions will be made to the plan for the year ended May 31, 2017.

NOTE 9. RELATED-PARTY TRANSACTIONS

At May 31, 2017, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $1,075,000. The loan is unsecured and bears interest at 4% per annum. Total interest expense on loans payable to this stockholder for the year ended May 31, 2017 amounted to $54,418. The Company also advanced $164,850 to another stockholder during the year ended May 31, 2017. As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which will be forgiven over a period of up to three years. At May 31, 2017, the balance of forgivable cash employee loans was $212,775 and no loans were forgiven during the year ended May 31, 2017.

On July 5, 2017, its principal stockholder made a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 4%.

At May 31, 2017, the Company's owners had advanced $226,182 to the affiliates to finance their operations.

NOTE 10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2017, the Company had net capital of approximately $2,969,000, which was approximately $2,869,000 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 45.2% as of May 31, 2017.

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2017:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Common stock	$ 345,410	$ -	$ -	$ 345,410	(a)
U.S Government Securities, at fair value	-	655,030	-	655,030	
State and municipal bonds, at fair value	-	9,785,749	-	9,785,749	(a)
Private label	-	39,937	-	39,937	(a)
Corporate bonds, at fair value:					
Metals & mining	-	15,870	-	15,870	(a)
Energy	-	1,434,728	-	1,434,728	(a)
Telecom	-	1,410,046	-	1,410,046	(a)
Financials	-	1,230,658	-	1,230,658	(a)
Consumer services	-	2,063,181	-	2,063,181	(a)
Manufacturing	-	505,115	-	505,115	(a)
Healthcare	-	38,162	-	38,162	(a)
Semi-conductor	-	13,406	-	13,406	(a)
Transportation	-	362,823	-	362,823	(a)
		7,073,989	-	7,073,989	
Total	$ 345,410	$ 17,554,705	$ -	$ 17,900,115	

NOTE 11: FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
U.S. Government securities sold, not yet purchased, at fair value	$ -	$ 1,914,311	$ -	$ 1,914,311	(a)
State and municipal bonds sold, but not yet purchased, at fair value	-	4,988	-	4,988	(a)
Corporate bonds sold, not yet purchased, at fair value:					
Telecom	-	353,550	-	353,550	(a)
Manufacturing	-	123,163	-	123,163	(a)
Financials	-	10,475	-	10,475	(a)
Metals & mining	-	185,293	-	185,293	(a)
Energy	-	754,283	-	754,283	(a)
Consumer services	-	372,950	-	372,950	(a)
	-	1,799,714	-	1,799,714	
Total	$ -	$ 3,719,013	$ -	$ 3,719,013	

Equity securities-common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities and State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

During the year ended May 31, 2017, there were no transfers between levels of the fair value hierarchy.

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2017
Confidential

Total stockholders' equity	$ 6,927,549
Deductions:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	41,051
Due from affiliates	226,182
Loans and advances	377,625
Other assets	94,614
Total non-allowable assets	739,472
Other deductions and/or charges	4
Net capital before haircuts on securities positions	6,188,073
Haircuts on securities positions:	
State and municipal government obligations	2,018,087
Corporate obligations and other	1,195,196
Undue concentration	5,620
Total haircuts on securities positions	3,218,903
NET CAPITAL	2,969,170
Minimum net capital	100,000
EXCESS NET CAPITAL	$ 2,869,170
NET CAPITAL LESS THE GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM NET CAPITAL	$ 2,735,101
Computation of aggregate indebtedness ("AI"):	
Accounts payable and accrued expenses	$ 265,692
Due to stockholder	1,075,000
Total AI	$ 1,340,692
One-fifteenth of AI	$ 89,380
Minimum net capital	$ 100,000
Minimum net capital (the greater of one-fifteenth AI or the statutory minimum)	$ 100,000
Percentage of AI to net capital	45.2 %

RECONCILIATION

No material difference existed between the above computation of net capital and the Company's computation included in the unaudited May 31, 2017 FOCUS report.

See report of independent registered public accounting firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2017

Confidential

The Company is exempt from Securities Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

See report of independent registered public accounting firm.



Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stoever, Glass & Co., Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, dated July 27, 2017, in which (1) Stoever, Glass & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stoever, Glass & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Stoever, Glass & Co., Inc. stated that Stoever, Glass & Co., Inc. met the identified exemption provisions throughout the year ended May 31, 2017, without exception. Stoever, Glass & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stoever, Glass & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
July 27, 2017

Stoever, Glass & Co., Inc.
Exemption Report Pursuant to Securities and Exchange Commission Rule 17a5(d)(4)
Confidential

Stoever, Glass & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption report because the Company claimed an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 during the year ended May 31, 2017.

(2) The Company met the identified exemption throughout the year ended May 31, 2017 without exception.

____

I, Fred Stoever, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:________________________

Title: President
July 27, 2017



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management of Stoever, Glass & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2017, which were agreed to by Stoever, Glass & Co., Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended May 31, 2017, noting that total interest expense in the audited financial statements is $965,330 and total interest expense reported in Form SIPC- 7 is $965,630 which is a difference of $300;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
July 27, 2017

STOEVER, GLASS & CO., INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7) FOR THE YEAR ENDED MAY 31, 2017
Confidential

SIPC-7 General Assessment	$ 12,259
Less amounts paid:	
December 2016	(0)
Amount due with Form SIPC-7	$ 12,259

SIPC Collection Agent: Securities Investor Protection Corporation

See Report of Independent Registered Public Accounting Firm on Applying agreed-upon Procedures on schedule of assessment and payments (Form SIPC-7).

Stoever Glass & Co
INCORPORATED
30 Wall Street, New York, N.Y. 10005
CALL : 1-800-223-3881
www.stoeverglass.com
MEMBER SIPC AND NASD

July 28, 2017

United States Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street N.E.
Washington, DC 20549

RE: Audited Annual Report Filing

To Whom it may Concern:

Enclosed are two signed copies of our annual report for our fiscal year ended May 31, 2017 for filing in accordance with Rule 17a-5

Thank you.

Sincerely,



Michael F. Carrigg
Secretary